Dejour Enterprises Ltd. (NYSE-Amex: DEJ, TSX:DEJ) 598-999 Canada Place Vancouver, BC V6C 3E1 P: (604) 638-5050 F: (604) 638-5051

September 21, 2010

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Brad Skinner

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated August 31, 2010, regarding
Dejour Enterprises Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 001-33491

Ladies and Gentlemen:

Dejour Enterprises Ltd. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the August 31, 2010 letter regarding the above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission (“SEC”) on June 30, 2010 (File No. 001-33491) (the “Original Annual Report”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosure in the Original Annual Report.  We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 20-F for the fiscal year ended December 31, 2009

2010 Capital Expenditures, page 20

Staff Comment No. 1

We note your disclosure here and on page 22 related to the increase in your Net Proved and Probable Reserves at December 31, 2009.  There does not appear to be any disclosure related to probable reserves in your Reserve Data tabular presentation on page 37, or elsewhere in your filing.  Please clarify or revise your disclosure to comply with Item 1202(a)(5) of Regulation S-K.

Dejour’s Response:
The inclusion of probable reserves references in certain spots in the Original Annual Report were typographical errors.  These references were to be removed from the entire Original Annual Report, but certain references to probable reserves were inadvertently missed.  While the Company does not feel that these errors are materially misleading in light of the overall disclosure in the Original Annual Report, as the Company is agreeing to amend the Original Annual Report to respond to the Staff’s Comments 2 and 3 below, the Company is amending the disclosure to remove all references to probable reserves and to adjust the numerical references immediately thereafter to reflect only proven reserves in accordance with the Company’s tabular presentation in the Original Annual Report.

Reserve Data, page 37
Staff Comment No. 2
Please revise your disclosure to fully comply with Item(s) 1202 and 1203 of Regulation S-K.  Specifically, provide disclosure regarding your reliable technologies, internal controls related to your reserve estimates, and the activity related to proved undeveloped (“PUD”) reserves.  With regard to your PUD reserves, please revise to disclose the changes in your PUD balances; the amount of PUDs converted into proved developed reserves; the investments and progress made during the year to convert your PUDs to proved developed reserves; and your plan to convert PUDs older than 5 years to proved developed reserves.

Dejour’s Response:
The Company has revised the Original Annual Report as follows to meet the requirements of Item(s) 1202 and 1203 of Regulation S-K:
a)
Reliable Technologies – As discussed in by the Company’s independent evaluators, GLJ Petroleum Consultants Ltd. and Gustavson Associates LLC, the reserves were calculated using standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).  These standards require that the consultant plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  The Company’s has revised its disclosure on page 37 of the Original Annual Report to indicate that the reserves were estimated using reliable technologies consistent with the requirements of the COGE Handbook.

b)	Internal controls – The Company’s has revised its disclosure to add disclosure to page 37 of the Original Annual Report to indicate the Company’s internal controls over reserve report preparation.

c)	Changes in PUD balance – The Company has revised its disclosure to add disclosure to page 38 of the Original Annual Report to address changes in PUD balance in the last fiscal year.

d)
Amount of PUDs converted and investments in coverting PUDs – As disclosed on page 38 of the Original Annual Report, the Company did not incur any expenditures to convert proved undeveloped reserves into developed reserves.  The Company will clarify the disclosure in this regard.

e)
The Company does not have any PUDs older than 5 years.  Therefore, the Company has not made any disclosure in the Original Annual Report regarding its plans to convert PUDs older than 5 years into proved developed reserves.

Reserves Price Sensitivity, page 38
Staff Comment No. 3
Tell us why you believe the use of forecast price yields a better indication of the likely economics of proved reserves than the trailing average 12-month average prices required by the definitions of Rule 4-10(a)(22)(v) of Regulation S-X.  Also, please consider additional language in your disclosure that clearly indicates the sensitivity pricing is intended to illustrate certain reserve sensitivities to the commodity prices and should not be confused with “SEC Pricing Proved Reserves” and does not comply with SEC pricing assumptions.

Dejour’s Response:

The Company’s management believes that the use of forecast prices yields a better indication of likely economics of proved reserves because the Company’s management uses forward-looking market based data in developing the Company’s drilling plans, assessing the Company’s capital expenditure needs and projecting the Company’s future cash flows.  Using the forecast price dove tails more closely to the Company’s economics than the average 12-month average prices.  Further, the trailing average 12-month average prices are purely historical and do not account for likely shifts in the commodity markets in the future.

The Company has revised the Original Annual Report to add the following cautionary note to page 38 prior to the table.

The Company intends to file the Amended Annual Report as soon as practicable upon oral or written confirmation from the Staff that the revisions to address the Staff’s comments are satisfactory.

We affirm the aforementioned statements and responses.
In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 20-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact our legal counsel, Daniel M. Miller of Dorsey & Whitney LLP, at 604-630-5199.

Sincerely,
Dejour Enterprises Ltd.

/s/ Mathew Wong

Mathew Wong
Chief Financial Officer